Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-261949

Prospectus Supplement No. 3

(To Prospectus Dated September 26, 2022)

Grab Holdings Limited

2,347,361,422 CLASS A ORDINARY SHARES,

15,500,000 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES AND

15,500,000 CLASS A ORDINARY SHARES UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 26, 2022 (as supplemented to date, the “Prospectus”), related to the offer and resale from time to time by the selling securityholders identified in the Prospectus or their pledgees, donees, transferees, assignees or other successors-in-interest that receive any of the securities being offered and resold hereunder as a gift, distribution, or other non-sale related transfer of (a) up to 2,347,361,422 Class A Ordinary Shares, (b) up to 15,500,000 Warrants, and (c) up to 15,500,000 Class A Ordinary Shares issuable upon exercises of the Warrants, with the information contained in our Report on Form 6-K, furnished with the Securities and Exchange Commission on January 30, 2023 (the “Form 6-K”).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Ordinary Shares and Warrants are listed on the Nasdaq Stock Market LLC, or “NASDAQ,” under the trading symbols “GRAB” and “GRABW,” respectively. On January 27, 2023, the closing price for our Class A Ordinary Shares on NASDAQ was $3.71 per share. On January 27, 2023, the closing price for our Warrants on NASDAQ was $0.658 per unit.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 30, 2023.

Grab appoints Philipp Kandal as Chief Product Officer

On January 30, 2023, Grab Holdings Limited announced that it has promoted Philipp Kandal to Chief Product Officer, effective February 1, 2023. He will oversee the Product, Design and Analytics teams and lead the product vision and strategy for Grab. As Chief Product Officer, Philipp will lead teams responsible for delivering products to consumers, driver- and merchant-partners.

Philipp joined the company in October 2019 to lead the engineering and data science teams for Geo, the vertical that powers location-based intelligence and services. Soon, he became the head of the entire Geo organization, managing the business, product and tech functions. In 2022, his scope was expanded to oversee the Fulfillment product and tech teams that ensure bookings and orders are efficiently and reliably fulfilled using the ecosystem of Grab’s driver-partner network and marketplace capabilities. Philipp will continue to lead the Geo organization in addition to his Chief Product Officer responsibilities.

Under his leadership, Grab launched its enterprise service GrabMaps in June 2022 to address Southeast Asia’s hyperlocal mapping needs. GrabMaps powers Grab services in all eight countries it operates in, and helps Grab avoid tens of millions of dollars in potential third-party mapping fees every year. Philipp and his teams successfully rolled out several initiatives to optimize costs and improve efficiencies within the Grab superapp ecosystem. These include Just-in-Time allocation, order batching, reducing wait-time for driver-partners and deploying compact bluetooth beacons at various food merchants, allowing Grab to accurately know how long driver-partners waited to pick up the orders.

An entrepreneur for the early part of his career, Philipp co-founded and was the CTO of Skobbler, which was acquired by Silicon Valley based Telenav, where he served as Senior VP for Engineering in his last role prior to joining Grab. At Telenav, Philipp was a part of the executive team, leading the global engineering team of 400+ members and focused on innovation in the connected car space, delivering solutions to tens of millions of vehicles as well as AI based mapmaking.